UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G
Under the Securities Exchange Act of 1934



Amendment No.:1*


Name of Issuer:  Orchard Supply Hardware Stores Corp.


Title of Class of Securities:  Common Stock


CUSIP Number:  68569110-7



Check the following line if a fee is being paid with this statement __. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:  68569110-7

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Janus Capital Corporation
          EIN #84-0765359

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     a.   ___
     b.   _X_

3.   SEC USE ONLY

4.   CITIZENSHIP OF PLACE OF ORGANIZATION
          Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     5.   SOLE VOTING POWER
               -0-

     6.   SHARED VOTING POWER
               705,035

     7.   SOLE DISPOSITIVE POWER
               -0-

     8.   SHARED DISPOSITIVE POWER
               705,035

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          705,035 **

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES
          N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          10.2%

12.  TYPE OF REPORTING PERSON
          IA, CO

**   See Item 4 of this filing

CUSIP No.:  68569110-7

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Kansas City Southern Industries, Inc.
          EIN #44-0663509

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     a.   ___
     b.   _X_

3.   SEC USE ONLY

4.   CITIZENSHIP OF PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     5.   SOLE VOTING POWER
               -0-

     6.   SHARED VOTING POWER
               -0-

     7.   SOLE DISPOSITIVE POWER
               -0-

     8.   SHARED DISPOSITIVE POWER
               -0-

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          -0-

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES
          705,035 **  Excludes shares that may be beneficially
                      owned by Janus Capital Corporation as to which beneficial ownership is disclaimed.

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          -0-

12.  TYPE OF REPORTING PERSON
          HC, CO

**   See Item 4 of this filing

CUSIP No.:  68569110-7

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Thomas H. Bailey
          SS ####-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     a.   ___
     b.   _X_

3.   SEC USE ONLY

4.   CITIZENSHIP OF PLACE OF ORGANIZATION
          USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     5.   SOLE VOTING POWER
               -0-

     6.   SHARED VOTING POWER
               705,035

     7.   SOLE DISPOSITIVE POWER
               -0-

     8.   SHARED DISPOSITIVE POWER
               705,035

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          705,035  **

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES
          N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          10.2%

12.  TYPE OF REPORTING PERSON
          IN

**   See Item 4 of this filing

CUSIP No.:  68569110-7

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Janus Venture Fund
          EIN #84-0964425

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     a.   ___
     b.   _X_
3.   SEC USE ONLY

4.   CITIZENSHIP OF PLACE OF ORGANIZATION
          Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     5.   SOLE VOTING POWER
               -0-

     6.   SHARED VOTING POWER
               367,820

     7.   SOLE DISPOSITIVE POWER
               -0-

     8.   SHARED DISPOSITIVE POWER
               367,820

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          367,820   **

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES
          N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          5.3%

12.  TYPE OF REPORTING PERSON
          IV

**   See Item 4 of this filing

Item 1.

     (a). Name of Issuer:  Orchard Supply Hardware Stores Corp.
                           ("Orchard Supply")

     (b). Address of Issuer's Principal Executive Offices:

          6450 Via Del Oro
          San Jose, CA 95119

Item 2.

(a).(b).  Name and Principal Business Address of Persons Filing:

          (1)  Janus Capital Corporation ("Janus Capital")
               100 Fillmore Street, Suite 300
               Denver, Colorado  80206-4923

          (2)  Kansas City Southern Industries, Inc. ("KCSI")
               114 West 11th Street
               Kansas City, Missouri  64105

          (3)  Thomas H. Bailey ("Mr. Bailey")
               100 Fillmore Street, Suite 300
               Denver, Colorado  80206-4923

          (4)  Janus Venture Fund
               100 Fillmore Street, Suite 300
               Denver, CO  80206-4923

     (c). Citizenship:  Janus Capital - Colorado
                        KCSI - Delaware
                        Mr. Bailey - USA
                        Janus Venture Fund - Massachusetts

     (d). Title of Class of Securities:  Common Stock

     (e). CUSIP Number:  68569110-7


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a). Broker or Dealer registered under Section 15 of the Act
     (b).      Bank as defined in Section 3(a)(6) of the Act

     (c).      Insurance Company as defined in Section 3(a)(19)
               of the Act
     (d).  X   Investment Company registered under Section 8 of
               the Investment Company Act
     (e).  X   Investment Adviser registered under Section 203
               of the Investment Advisers Act of 1940
     (f).      Employee Benefit Plan, Pension Fund which is
               subject to the provisions of the Employee
               Retirement Income Security Act of 1974 or
               Endowment Fund; see Section 240.13d-1(b)(ii)(F)
     (g).  X   Parent Holding Company, in accordance with Section
               240.13d-1(b)(ii)(G) (Note: See Item 7)
     (h).      Group, in accordance with Section
               240.13(d)-1(b)(1)(ii)(H)

     KCSI owns approximately 81% and Mr. Bailey owns approximately 17.6% of Janus Capital (which is a registered investment adviser). KCSI is filing this joint statement solely as a result of such stock ownership which may be deemed to give it the ability to exert control over Janus Capital. In addition to being a stockholder of Janus Capital, Mr. Bailey serves as President and Chairman of the Board of Janus Capital and is filing this joint statement with Janus Capital as a result of such stock ownership and positions which may be deemed to enable him to exercise control over Janus Capital. Janus Venture Fund is an investment company registered under the Investment Company Act of 1940 (the "1940 Act") to which Janus Capital provides investment advice.


Item 4.   Ownership

     (a). Amount Beneficially Owned:

          KCSI and Mr. Bailey do not own of record any shares of Orchard Supply Common Stock, they have not engaged in any transaction in Orchard Supply Common Stock, and they do not exercise any voting or investment power over shares of Orchard Supply Common Stock. However, Mr. Bailey may be deemed to have the power to exercise or to direct the exercise of such voting and/or dispositive power that Janus Capital may have with respect to Orchard Supply Common Stock held by Janus Capital's individual, institutional and mutual fund clients, as a result of his position as Chairman of the Board and President of Janus Capital. All shares reported herein have been acquired by such clients, and KCSI and Mr. Bailey specifically disclaim beneficial ownership over any shares of Orchard Supply Common Stock that they or Janus Capital may be deemed to beneficially own.

          Janus Capital is a registered investment adviser which furnishes investment advice to individual and institutional clients ("Separately Managed Accounts") and to Janus Investment Fund ("JIF"), series of which include Janus Venture Fund and Janus Mercury Fund (the "Janus Funds"). JIF is an open-end management investment company registered under the 1940 Act.

          As a result of its role as investment adviser or sub-adviser to the Janus Funds and to the Separately Managed Accounts, Janus Capital may be deemed to be the beneficial owner of the shares of Orchard Supply Common Stock held by such funds and accounts. In addition, due to his position as Chairman of the Board and President of Janus Capital, Mr. Bailey may be deemed to share beneficial ownership over such shares of Orchard Supply Common Stock. However, Janus Capital and Mr. Bailey disclaim such ownership.

          Accordingly, the filing of this statement shall not be construed as an admission that KCSI, Mr. Bailey or Janus Capital are, for purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

          Janus Venture Fund                         367,820
          Janus Mercury Fund                         113,240
          Separately Managed Accounts                223,975
               Total                                 705,035

     (b). Percent of Class:

          Janus Venture Fund                            5.3%
          Janus Mercury Fund                            1.7%
          Separately Managed Accounts                   3.2%
               Total                                   10.2%


     (c). Number of shares as to which such person has:

            (i). sole power to vote or
                 to direct the vote                        0

           (ii). shared power to vote or
                 to direct the vote

                 Janus Venture Fund                  367,820
                 Janus Mercury Fund                  113,240
                 Separately Managed Accounts         223,975
                      Total                          705,035

          (iii). sole power to dispose or to
                 direct the disposition of                 0


           (iv). shared power to dispose or to
                 direct the disposition of

                 Janus Venture Fund                  367,820
                 Janus Mercury Fund                  113,240
                 Separately Managed Accounts         223,975
                      Total                          705,035


Item 5.   Ownership of Five Percent or Less of a Class

          N/A


Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person

          Janus Capital's Separately Managed Account clients and mutual funds, set forth in Item 4 above, have the right to receive all dividends from, and the proceeds from the sale of, the securities held in their respective accounts.


Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the
          Parent Holding Company

          KCSI is the majority owner of Janus Capital, a registered investment adviser and joint filer of this statement.

Item 8.   Identification and Classification of Members of the
          Group

          N/A


Item 9.   Notice of Dissolution of Group

          N/A


Item 10. Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


JANUS CAPITAL CORPORATION

By  /s/  Jack R. Thompson                         03/09/94
   Jack R. Thompson, Executive Vice President        Date


JANUS VENTURE FUND

By  /s/  Jack R. Thompson                         03/09/94
   Jack R. Thompson, Senior Vice President           Date


KANSAS CITY SOUTHERN INDUSTRIES, INC.

By  /s/  Jack R. Thompson                          03/09/94
   Jack R. Thompson                                 Date

   Under Power of Attorney dated 2/10/94
   On File with Schedule 13G for
   Navigators Group, Inc. 2/11/94


THOMAS H. BAILEY

By  /s/  Jack R. Thompson                          03/09/94
   Jack R. Thompson                                  Date


   Under Power of Attorney dated 2/10/94
   On File with Schedule 13G for
   Navigators Group, Inc. 2/11/94

                                                      EXHIBIT A



JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Orchard Supply Hardware Stores Corp. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby
execute this Agreement as of the   9th   day of  March , 1994.


                   JANUS CAPITAL CORPORATION

                   By  /s/  Jack R.Thompson
                       Jack R. Thompson, Executive Vice President


                   JANUS VENTURE FUND

                   By  /s/   Jack R. Thompson
                       Jack R. Thompson, Senior Vice President



                   KANSAS CITY SOUTHERN INDUSTRIES, INC.

                   By  /s/  Jack R. Thompson
                       Jack R. Thompson

                   Under Power of Attorney dated 2/10/94
                   On File with Schedule 13G for
                   Navigators Group, Inc. 2/11/94



                   THOMAS H. BAILEY

                   By  /s/  Jack R. Thompson
                       Jack R. Thompson

                   Under Power of Attorney dated 2/10/94
                   On File with Schedule 13G for
                   Navigators Group, Inc. 2/11/94